SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re 012 Smile.Communications Ltd. Shares, to be Listed on Tel Aviv Stock Exchange in Addition to NASDAQ Listing dated November 8, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

012 Smile.Communications Ltd. Shares, to be Listed on Tel Aviv Stock Exchange in Addition to NASDAQ Listing

Thursday November 8, 12:38 pm ET

TEL AVIV, Israel, November 8 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd (NASDAQ: SMLC - News) announced today that the company has obtained approval to list its shares for trading on the Tel-Aviv Stock Exchange (TASE). Trading on the TASE will commence next week. The shares of 012 Smile.Communications Ltd. will continue to be listed on the NASDAQ Global Market and will continue to be subject to the rules and regulations of the U.S. Securities and Exchange Commission and the NASDAQ Stock Market.

"By listing our shares on TASE we enable Israeli investors, and in particular institutional investors, to take part in our success and overcome various restrictions and time-difference issues which limit their ability to trade in shares of companies listed on foreign exchanges," said Mrs. Stella Handler CEO of 012 Smile. Communications Ltd.

Additional advantages of the dual listing are longer trading hours, lower trading costs and certain tax benefits for Israeli investors. Since the TASE reporting requirements for dual listed companies are nearly identical to those required by the U.S. Securities and Exchange Commission, dual listing is not an added burden to the Company and its management.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

About Internet Gold

012 Smile.Communications Ltd. is a 73.7% owned subsidiary of Internet Gold, Golden Lines Ltd. (NASDAQ: IGLD - News), one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to its 012 Smile.Communications subsidiary, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: November 9, 2007